Contact

www.linkedin.com/in/michael-
wankier-0133313 (LinkedIn)

Top Skills

Accounting
CPA
Internal Controls

Michael Wankier

Finance Leader and Entrepreneur
Salt Lake City Metropolitan Area

Summary

I am currently looking for the next stop in my career in Finance.

I began a full-time career in public accounting in August 2001 with Arthur Andersen in Salt Lake City, UT after completing an internship with them during the summer of 2000 and after graduating with a Master's Degree in Accounting (MAcc) in June of 2001. I worked through the bankruptcy of Enron and the ultimate collapse of Andersen through April 2002 at which time the Salt Lake City office of Andersen was merged with the Salt Lake City office of KPMG.

I worked at KPMG for a total of seven and a half years as an associate, senior associate, manager, and senior manager. During my career with KPMG I worked on several public and private companies including: Franklin Covey Co., Altiris, Inc., Maverik, Inc., Talisker, and Sportsman's Warehouse.

I left KPMG in January 2009 to join Pinnacle Security in February 2009 as the Group Controller. I worked as the Group Controller at Pinnacle Security and Devcon Security until July 2012.

I joined the Larry H. Miller Group of Companies in July 2012 as the Director of Financial Reporting. Since that time I have worked as an Executive Vice President - Finance and concluded my time as CFO for the LHM Management Company in August 2021.

Specialties: I am a CPA, licensed in the State of Utah.

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Experience

Sloth Cookies
Co-Owner Sloth Cookies
October 2023 - Present (1 year 1 month)
St George, Utah, United States

Sloth Cookies is a local cookie shop that was going to close. We had the opportunity to buy it and are excited to keep the great cookies in the market.

Furry Land of Utah
Co-Owner
March 2022 - Present (2 years 8 months)
Salt Lake City, Utah, United States

Mobile Pet grooming solution for the State of Utah. Focusing on Salt Lake, Utah, Davis, and Summit Counties now. Looking to expand and grow the capacity and coverage area.

Southern Utah University
Member Board of Trustees
May 2018 - Present (6 years 6 months)
Cedar City, Utah, United States

I serve as a member of the SUU Board of Trustees, currently serving as the Audit Committee Chair for the board.

Jackson Group Peterbilt
Assistant CFO
March 2022 - October 2022 (8 months)
United States

Assistance CFO for large Peterbilt dealer. Great team and great people. Thank you for the opportunity.

Self-employed
Managing Member
December 2021 - March 2022 (4 months)

Larry H. Miller Management Corporation
6 years 9 months

Finance Special Projects
August 2021 - December 2021 (5 months)

CFO
May 2016 - August 2021 (5 years 4 months)
Sandy, Utah

Executive VP - Finance
April 2015 - May 2016 (1 year 2 months)
Sandy, Utah

Larry H Miller Group
Director of Financial Reporting
July 2012 - April 2015 (2 years 10 months)
Sandy, UT

As the Director of Financial Reporting I am responsible for combining the results of operations for all of the various Larry H. Miller enterprise groups into a combined report. I am responsible for calculating and reporting on the global debt covenant compliance for the group.

Devcon Security
Corporate Controller
January 2012 - July 2012 (7 months)

Pinnacle Security, LLC
Group Controller
February 2009 - January 2012 (3 years)

KPMG LLP
Audit Senior Manager
May 2002 - January 2009 (6 years 9 months)

Arthur Andersen
Audit Associate
August 2001 - May 2002 (10 months)

Education

Southern Utah University
Master's degree, Accounting · (2000 - 2001)

Southern Utah University
Bachelor of Applied Science (B.A.Sc.), Accounting · (1997 - 2000)